EXHIBIT 99.1

Endeavour Silver Releases 2021 Sustainability Report

VANCOUVER, British Columbia, May 12, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) today published its 2021 Sustainability Report entitled “Bridge to the Future”. The report details the Company’s commitment to transparently disclose its targets and performance, while maintaining industry-leading corporate governance practices, and having a positive environmental and social impact while generating long-term value for all stakeholders.

“Despite the challenges of the persisting COVID-19 pandemic, we are proud of our 2021 performance, surpassing our key sustainability targets and addressing environmental and social issues that matter to our stakeholders,” stated Dan Dickson, CEO of Endeavour Silver. “We recognize that sustainability is imperative for our long-term success, including financial success. This year’s report, ‘Bridge to the Future’ speaks to our ongoing actions to help shape a more inclusive and sustainable tomorrow in which both our business and our stakeholders can prosper.”

The 2021 Sustainability Report and related performance tables are available on Endeavour’s website. Additionally, the Company is pleased to share a short video with CEO, Dan Dickson, as he talks about the past year’s achievements and future plans. The Endeavour blog also showcases recent stories of sustainability in action.

Earlier this year, Endeavour released its Sustainability Strategy 2022-2024 to further enhance the Company’s sustainability practices and impacts. Added Mr. Dickson: “Our three-year Sustainability Strategy charts our path to economic and social well-being, as we invest into the next phase of growth for the Company. By setting meaningful targets, we are confident that we will enhance our sustainability practices.”

2021 Performance Highlights
(All dollar amounts presented below are in U.S. dollars.)

Increasing Positive Social Impacts for Our People

  Achieved a 42% reduction in the Reportable Injury Rate (RIR)
  Provided an average of 44 hours of training to employees and contractors
  Contributed $302,000 in community donations to help build resilient and thriving communities
  Launched a company-wide program for mental health, with 50% of employees participating in mental health resources including counselling services

Elevating Environmental Stewardship of Our Planet

  Reduced absolute greenhouse gas emissions intensity by 12% due to improved operating efficiencies
  Planted 55,000 trees in reforestation projects to reclaim disturbed ground
  Recycled 93% of water used in our operations
  Reduced hazardous waste intensity by 21%

Leading a Healthy, Long Term Business

  Developed a 3-year Sustainability Strategy that sets priorities and targets in three focus area: people, planet and business
  100% of our employees completed training on our Code of Business Conduct & Ethics
  Spent $165 million on goods and services, 98.8% of which was from within Mexico.
  Launched the “Endeavour Trust Line” to give stakeholders an online channel for reporting concerns https://edrsilver.com/about-endeavour/ethics-hotline/

The 2021 Sustainability Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB) framework and the United Nations Sustainable Development Goals (SDGs). A Spanish version of the report will be available online in June 2022.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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